Offering Statement for Choosii, Inc. (Issuer) and Choosii I, a Series of Launchparty SPV, LLC (Co-issuer)

This document is generated by a website that is operated by Launchparty, Inc. ("Launchparty"), which is not a registered broker-dealer. Launchparty does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Launchparty has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Launchparty nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Launchparty, LLC. ("Portal"), an affiliate of Launchparty, and a FINRA/SEC-registered funding portal.

For inquiries related to Regulation CF securities activity, contact Launchparty, LLC.:

Paige Rand, CCO: paige@launchparty.vc

Launchparty and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation CF offerings, and startup investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

- ☑ ~~Form C: Offering Statement~~
- ☐ **Form C-U: Progress Update**
- ☐ **Form C/A: Amendment to Offering Statement**
    - ☐ **Check box if Amendment is material and investors must reconfirm within five business days**
- ☐ **Form C-AR: Annual Report**
- ☐ **Form C-AR/A: Amendment to Annual Report**
- ☐ **Form C-TR: Termination of Reporting**

1. **What is the name of the issuer/co-issuer?**

Name of issuer: Choosii, Inc.

Legal status:

Form: C-Corporation

Jurisdiction of incorporation: Delaware

Date of organization: 08/30/2021

Physical address: 500 Central Avenue #412, Union City, NJ 07087

Website: https://choosii.us/

Name of co-issuer: Choosii I, a Series of Launchparty SPV, LLC

Legal status:

Form: Limited liability company

Jurisdiction of incorporation: Delaware

Date of organization: 03/06/2023

Physical address: 500 Central Avenue #412, Union City, NJ 07087

Website: https://launchparty.vc/

Name of intermediary through which the offering will be conducted: Launchparty, LLC

CIK number of intermediary: 0001921513

SEC file number of intermediary: 007-00361

CRD number, if applicable, of intermediary: 322055

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Portal is to be reimbursed by the Issuer for $2,100.00, which amounts to the total operational costs incurred by the Funding Portal to run the Issuer's campaign on the Platform.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: No

Type of security offered: Simple agreement for future equity

Target number of securities to be offered: 10,000

Price (or method for determining price): 1.0000

Target offering amount: $10,000

Oversubscriptions accepted:

- ☑ ~~Yes~~
- ☐ No

If yes, disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☑ ~~First-come, first-served basis~~
- ☐ Other - provide a description

If other, provide a description:

N/A

Maximum offering amount (if different from target offering amount): $124,000

Deadline to reach the target offering amount: July 14, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

4

Current number of employees: None. All team members are structured as independent contractors.

See Exhibit A1 and A2 for unaudited financial statements for Choosii, Inc., and Choosii I, a Series of Launchparty SPV, LLC, respectively.

For Choosii, Inc:

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$15,999.56	$134.12
Cash & Cash Equivalents	$9,697.02	$134.12
Accounts Receivable	$0	$0
Short-term Debt	$13,925.05	$0
Long-term Debt	$7,796.66	$0
Revenues/Sales	$3,540.51	$308.97
Cost of Goods Sold*	$192.80	$0
Taxes Paid	$0	N/A

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Net Income	($15,256.27)	($338.58)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:

Shirley Yu

8A586C8CEAC4445...

(Issuer)

By

Shirley Yu   CEO / Founder of Choosi

(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

Shirley Yu

8A586C8CEAC4445...

(Signature)

CEO / Founder of Choosi

(Title)

4/17/2023

(Date)

7

Eligibility

2. **The following are true for Choosii, Inc. and Choosii I, a Series of Launchparty SPV, LLC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer and co-issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Name	Title	Representative's position	Notes
Shirley Yu	President and CEO, Treasurer and Secretary, of Choosii, Inc.	Officer and director	

Previous three years of employment history by officers, directors, etc. of the company:

Name: Shirley Yu

Dates of Board Service: 08/30/2021 - present

Principal Occupation: CEO and President, Treasurer, and Secretary

Employer: Choosii, Inc. (full-time)

Dates of Service: 08/30/2021 - present

Employer's principal business: Virtual community for collectors monetized by on-platform social commerce.

List all positions and officers with the issuer held and the period of time in which the director served in the position or office:

Position and dates of service: President, 08/30/2021 - present

Position and dates of service: CEO, 08/30/2021 - present

Position and dates of service: Treasurer, 08/30/2021 - present

Position and dates of service: Secretary, 08/30/2021 - present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: shirleyshotyu.com (Owner, self-employed)

Employer's principal business: Owner of a creative production studio that creates visionary artwork (stills, and animation) for national publications and brands, including New York Times, The Cut, Refinery29, Time (cover), Bust, Domino, and Bloomberg Businessweek.

Title and dates of service: Owner, 03/2010 - present

Responsibilities: See 'employer's principal business'.

Employer: Walmart eCommerce

Employer's principal business: Photographer (Full-Time), Brand Social

Title and dates of service: 07/2019 - 11/2020

Responsibilities: Brainstorm, plan, and facilitate social-first visuals at in-house studio and on-location for Walmart's social media channels.

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a cotrustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Choosii, Inc. (DE)

Total authorized shares: 10,000,000

Total shares issued as of Mar 8, 2023 : 5,073,318

Common stockholder:	Shares:	Ownership %:	Date of RSPA:
Shirley Yu	5,000,000	98.55	1/6/2023[1]

6. **How many employees does the issuer have?**

Zero. Choosii, Inc.'s four team members are structured as independent contractors.

---

[1] Vesting schedule: three years with six-month cliff commencing on 7/1/2020.
Vesting dates: 1/6th on 1/1/2021, and 1/36th per month thereafter.

Business and Anticipated Business Plan

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Choosii, Inc. aims to make a connection which is currently nonexistent in the virtual social space – the connection between personalities and things – by creating an authenticity-focused collectors community.

This platform provides a next-gen virtual convention center for collectors to buy from and sell to each other, or simply to showcase their collections and socialize. Choosii uses AI/ML to generate a community experience for each user by connecting them to other collectors with similar interests.

Choosii's business model is social commerce: monetization happens on the social side, with advertisements and subscriptions, and on the marketplace side, with transaction fees.

Currently, a 3.3% sale transaction fee has been implemented in its minimally viable product, launched on 12/15/22, and ads have not yet been included.

Eventually, a listing fee of at least $.03 will apply. Targeted advertisement implementation is planned for Years 4-5, where CPC pricing will be set by free market auction. Ad-free subscription options are then planned to be introduced by Years 5-6, with projected offerings of $5-10 per month and ($5-10) * 80% per year.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. **Material factors that make an investment in Choosii, Inc. and Choosii I, a Series of Launchparty SPV, LLC, speculative or risky:**

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, Choosii, Inc. (the "Company") is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will continue to operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020, 2021, 2022 and into the future due to COVID-19, the Company's revenue has not been adversely affected. However, future global crises could have an impact.

In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may need to raise additional funding after our Offering closes, and those who invest after the Offering may receive better deal terms.

We will likely raise additional funds after the closure of our Offering, and we may offer future investors better deal terms than those that are investing in our Company during this Offering.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 10,000,000 shares of common stock, of which 5,073,318 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights in order to operate our business.

The Company relies on nondisclosure agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our potential patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of our executive officers, board of directors, key advisors and contractors.

We are dependent on our executive officer, board of directors, and key advisors and contractors. The loss of our executive officers, board of directors, and key advisors and contractors could harm the Company's business, financial condition, cash flow and results of operations.

Additionally, Shirley Yu, our Chief Executive Officer, is a solo founder who holds the majority (98.55 percent) of currently issued securities, and will be able to make the Company's key decisions without input from investors in this Offering following the closure of this Offering.

Shirley Yu works for the Company full-time and is devoted to ensuring the operational and financial success of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, including those related to data protection, privacy, intellectual property, and online content moderation, and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Furthermore, the regulatory landscape surrounding virtual social spaces and marketplaces is constantly evolving, which may make it difficult for us to stay compliant with the latest regulatory requirements, which can lead to increased legal and financial risks for those who invest in our Company during the Offering.

Our success depends on our ability to maintain the value and reputation of our brand.

Maintaining, promoting, and positioning our brand will depend largely on the success of our marketing and merchandising efforts and our ability to provide a consistent, high-quality product, and guest experience. We rely on social media, as one of our marketing strategies, to have a positive impact on both our brand value and reputation. Our brand and reputation could be adversely affected if we fail to achieve these objectives, if our public image was to be tarnished by negative publicity, which could be amplified by social media, if we fail to deliver innovative and high- quality products acceptable to our guests, or if we face or mishandle a product recall. Our reputation could also be impacted by adverse publicity, whether or not valid, regarding allegations that we, or persons associated with us or formerly associated with us, have violated applicable laws or regulations, including but not limited to those related to safety, employment, discrimination, harassment, whistle-blowing, privacy, corporate citizenship, improper business practices, or cybersecurity. Additionally, while we devote considerable effort and resources to protecting our intellectual property, if these efforts are not successful the value of our brand may be harmed. Any harm to our brand and reputation could have a material adverse effect on our financial condition.

Changes in consumer shopping preferences could materially impact our results of operations.

Our failure to successfully integrate our digital and physical channels and respond to these risks might adversely impact our business and results of operations, as well as damage our reputation and brands.

If any of the products sold through our platform are misrepresented by sellers on our platform and/or deemed unacceptable by our customers, our business could be harmed.

Ensuring that all goods and services that are sold through the platform are true to the description provided in their listings will depend on our ability to thoroughly vet each user on the authenticity of their claims about the goods and/or services they sell or intend to sell, and to onboard third parties that can accurately ensure the authenticity of a particular item or range of items. In the future, our users may receive goods from sellers on our platform that were misrepresented in their listing on the platform and are otherwise unacceptable to them. Under these circumstances, unless we are able to obtain replacement products in a timely manner, we risk the loss of net revenue resulting from the inability to sell those products and related increased administrative and shipping costs. Additionally, if the unacceptability of these products is not discovered until after such products are sold, our guests could lose confidence in our products and our results of operations could suffer and our business, reputation, and brand could be harmed.

Our sales and profitability may decline as a result of increasing product costs and decreasing selling prices.

Our business is subject to significant pressure on costs and pricing caused by many factors, including intense competition, constrained sourcing capacity and related inflationary pressure, reliance on third-party payment processors and technological infrastructure, and changes in consumer demand. These factors may cause us to experience increased costs, reduce our prices to consumers or experience reduced sales in response to increased prices, any of which could cause our operating margin to decline if we are unable to offset these factors with reductions in operating costs and could have an adverse effect on our financial condition, operating results, and cash flows.

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative, and differentiated products, we may not be able to maintain or increase our sales and profitability.

Our success depends on our ability to identify and originate product trends as well as to anticipate and react to changing consumer demands in a timely manner. All of our products are subject to changing consumer preferences that cannot be predicted with certainty. If we are unable to introduce new products or novel technologies in a timely manner or our new products or technologies are not accepted by our guests, our competitors may introduce similar products in a more timely fashion, which could hurt our brand. Our failure to anticipate and respond in a timely manner to changing consumer preferences could lead to, among other things, lower sales. Even if we are successful in anticipating consumer preferences, our ability to adequately react to and address those preferences will in part depend upon our continued ability to develop and introduce innovative, novel technologies.

The Company has a warrant in which the holder has yet to exercise its option to purchase shares.

The presence of an outstanding warrant represents a potential future dilution of the ownership stake in the Company for investors in this Offering. Should the holder of the outstanding warrant exercise their rights to purchase additional shares following the conclusion of the Company's Offering, our total number of outstanding shares may increase, which in turn will reduce the percentage ownership of all existing shareholders, including those who invested during our Offering.

The Company has an outstanding loan.

The Company received a no-interest, no maturity date loan from the mother of our Chief Executive Officer, Shirley Yu, for the amount of $7,796.66 in March 2022. Although there is no maturity date nor interest rate associated with this loan, the Company is due to reimburse the loaner for said amount at a later date, which in turn can have an adverse effect on our financial condition, operating results, and cash flows.

Risks Related to the Securities and the Offering

Any valuation at this stage is difficult to assess.

The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies , especially startups, is difficult to assess and the amount you invest in the Company may not reflect the true value of interests therein.

There is no guarantee of return on your investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

This investment is illiquid.

There is no currently established market for reselling the Securities. If you decide that you want to resell the Securities in the future, you may not be able to find a buyer.

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws, which went into effect on March 15, 2021, permit us to use a special purpose vehicle in this Offering. That means that by purchasing the Securities, you become a member of Choosii I, a Series of Launchparty SPV, LLC (the "Crowdfunding SPV"). The Crowdfunding SPV then uses the investors' commitments to purchase the SAFE note. A condition to using an SPV in this offering is that the Crowdfunding SPV passes on the same economic and governance rights set forth in the SAFE note. However, it may not always be possible to replicate those rights exactly, because the Crowdfunding SPV is a limited liability company formed under Delaware law, as opposed to a Delaware corporation. This arrangement has not previously been used for investments; therefore, there may be unforeseen risks and complications. You will also be relying on us, as the sole member of the Crowdfunding SPV, to make sure the Crowdfunding SPV complies with Delaware law and functions in accordance with securities law. The structure of the Crowdfunding SPV is explained further in the Subscription Agreement attached to this Form. Under certain circumstances, the Crowdfunding SPV will terminate and distribute the SAFE note it holds to you, such that you will hold the SAFE note directly. Again this arrangement is unprecedented, so there may be delays, complications, and unexpected risks in that process.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target

Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The financial statements and tax return information provided in this Form have not been reviewed or audited by an independent accountant.

The Company is required to disclose unaudited financial statements that details its financial condition over the last two completed fiscal years (2021, 2022). Although these financial statements have not been reviewed or audited by an independent accountant, our Chief Executive Officer has certified that the financial statements of Choosii, Inc., included in this Form are true and complete in all material respects, and that the tax return information of Choosii, Inc., included in this Form reflects accurately the information reported on the tax returns for Choosii, Inc., filed for the fiscal years ended December 31, 2021 and 2022.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

The Offering

Choosii, Inc ("Company") is offering securities under Regulation CF, through Launchparty, LLC. ("Portal"). Portal is a FINRA/SEC registered funding portal and will be compensated for the operational costs of this campaign. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $124,000 through an offering under Regulation CF, with a deadline of June 14, 2023. In the event the Company fails to reach their offering target of $10,000, any investments made under offering will be canceled and the investment funds will be returned to the investor.

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital in general corporate purposes, which include the specific items listed in item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described below, it cannot specify with absolute certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise $10,000, use of proceeds:

Funds crowdfunding operations, as well as a minimal runway until May to extend our angel round and timeline to attach a fitting institutional investor(s).

$4,400.00 = Core team (tech, design)
$1,000.00 = Marketing expenses.
$1,500.00 = Professional services (legal)
$500.00 = Operational infrastructure (tools, supplies, software, etc.)

$2,100.00 = To be paid by the Issuer to the Funding Portal as the agreed fee in lieu of a percentage commission.

If we raise $124,000, use of proceeds:

Clears out all pre-funding accounts receivables (inc. legal, tech), extends runway until August, helps us maintain pace of iterative product development towards showing evidence of product-market fit.

Funds expenses associated with crowdfunding as well as growth experiments towards projections of CAC. Reduces capital urgency on closing an institutional funding round, which can allow the company to optimize for synergy in institutional investors.

$89,000.00 = Core team payroll (executive, tech, design, growth)

$19,000.00 = Professional services (legal, copyright and trademark, and accounting/part-time CPA)

$7,000.00 = Growth and Marketing expenses

$10,000.00 = Operational infrastructure (tools, supplies, software, hardware, logistics, etc.)

$2,100.00 = To be paid by the Issuer to the Funding Portal as the agreed fee in lieu of a percentage commission.

Note: The Funding Portal will not take a percentage commission on the raise for Choosii, Inc. and its co-issuer. Instead, the Funding Portal has agreed to be reimbursed by the Issuer for $2,100.00, which amounts to the total operational costs incurred by the Funding Portal to run the Issuer's campaign on the Platform.

11. If the issuer exceeds $10,000.00, how will oversubscriptions be allocated (pro-rata, first come-first served, or any other basis)?

First-come, first-served.

12. How will the issuer complete the transaction and deliver securities to the investors?

Investors will make their investments by investing in interests by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing their investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "My Investments" page on the Wefunder platform. All references in this Form C to an Investor's investment in the company (or similar phrases) should be interpreted to include investments in a SPV.

13. How can an investor cancel an investment commitment?

An Investor may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to their account with the portal, browsing to the "My Investments" page, and clicking to cancel their investment commitment.

The Intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel: An Investor may cancel their investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must reconfirm their investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, they will receive notifications disclosing that the commitment was canceled, the reason for the cancellation, and the refund amount that the Investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels their investment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each Investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel: The Master Investor Agreement you executed with us provides the company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned. if the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitment commitments will be canceled and committed funds will be returned.

Ownership and Capital Structure

The Offering

14. **Describe the terms of the securities being offered.**

Please see Exhibit C for a copy of the SAFE. The main terms of the SAFEs are provided below.

We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"), which provides Investors the right to preferred units in the Company ("Preferred Units"), when and if the Company sponsors an equity offering that involves Preferred Units, on the standard terms offered to other Investors.

Conversion to Preferred Equity

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the SAFE Price, if the pre-money valuation is greater than the Valuation Cap.

Securities issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue securities to the SPV, which will then issue interest in the SPV to investors. The SPV has been formed by Launchparty SPV, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert state and federal law rights, and receive the same disclosures, as if they had actually invested directly in the company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding, and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting rights

The securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or their proxy. The applicable proxy is the lead investor, if the proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the Investor in their transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Master Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the investor to:

(i) Vote all securities related to the company purchased in an offering hosted by Launchparty; and,

(ii) Execute, in connection with such voting power, any instrument or document that the lead investor determines is necessary and appropriate in the exercise of their authority.

Such proxy will be irrevocable by the Investor unless and until a successor Lead Investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five calendar days to revoke the proxy. If the proxy is not revoked within the five-day time period, the proxy will remain in effect.

15. Do the securities offered have voting rights?

No.

16. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

17. How may the terms of the securities being offered be modified?

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission;

- or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

18. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	10,000,000	5,073,318	Yes.	N/A.

Class of Security	Securities Reserves for Issuance upon Exercise or Conversion
Warrants	216,877

Describe any other rights:

The SAFE, if it converts as part of an Equity Financing, will convert into preferred stock. Preferred units will have a liquidation preference over common units.

19. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreement governing (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of their investment in the securities in this offering, and may never see positive returns.

20. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

21. **How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?**

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may also conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the Company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holdings of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to the Investor but favorable to the Company. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the security the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities they own.

The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may also affect the value of the company and/or its viability.

In cases where the rates of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, the Investor's interest in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the investors voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

22. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The offering price for the securities offered pursuant to this form see has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted evaluation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the Investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock. As discussed in Question 13, when we engage in an offering of equity interest involving preferred stock, the Company will automatically issue to the Investor either: (i) a number of shares of Standard Preferred Stock equal to the

Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (ii) a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price, if the pre-money valuation is greater than the Valuation Cap.

Because there will likely be no public market for our securities prior to an initial public offering and/or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- Unrelated third party transactions;
- The price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- Our results of operations, financial position and capital resources;
- Current business conditions and projections;
- The marketability or lack thereof of the securities;
- The hiring of key personnel and the experience of our management;
- The introduction of new products and services;
- The risk inherent in the development and expansion of our products and services;
- Our stage of development and material risks related to our business;
- The likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- Industry trends and competitive environment;
- Trends in consumer spending, including consumer confidence;
- Overall economic indicators, including gross domestic product, employment, inflation and interest rates; and,
- The general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions and similar securities issued by us that were conducted in the market.

23. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name and remove an officer a member of the Management of the company

Following the Investor's investment in the company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional funding needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow on investment, or the lack of an opportunity to make such a follow on investment, may result in substantial dilution of the Investor's interest in the Company.

24. **What are the risks to purchasers associated with corporate actions, including:**
    a. **additional issuances of securities,**
    b. **issuer repurchases of securities,**
    c. **a sale of the issuer or of assets of the issuer or**
    d. **transactions with related parties?**

Additional issuances of securities: Following the Investor's investment in the company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional funding needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow on investment, or the lack of an opportunity to make such a follow on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities: The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interest held by others similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer: As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will be dependent in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there could be no guarantee that the value received by the Investor, together with a fair market estimate of the value remaining in the Company, equal to or exceed the value of the Investor's initial investment in the company.

Transactions with related parties: The Investor should be aware that there will be occasions when the Company may encounter potential conflict of interest and its operations. On any issue involving conflict of interest, the executive management of the Company will be guided by their good faith judgment as to the Company's best interest. The company may engage in transactions with affiliates, subsidiaries, or other related parties, which may be done on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflict of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

25. **Describe the material terms of any indebtedness of the issuer:**

The Company received a no-interest, no maturity date loan from the mother of our Chief Executive Officer, Shirley Yu, for the amount of $7,796.66 in March 2022.

26. **What other exempt offerings has Choosii, Inc. conducted within the past three years?**

None.

27. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    a. **any director or officer of the issuer;**
    b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    d. **any immediate family member of any of the foregoing persons.**

The Company received a no-interest, no maturity date loan from the mother of our Chief Executive Officer, Shirley Yu, for the amount of $7,796.66 in March 2022.

Financial Condition of the Issuer

28. Does the issuer have an operating history?

Yes.

29. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

See next page.

FINANCIAL INFORMATION

Choosii, Inc.

Please see the financial listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

OPERATIONS

Choosii, Inc. (the "**Company**") was incorporated on August 30, 2021 under the laws of the State of Delaware, and is headquartered in Union City, NJ. The Company was originally incorporated under the name Greenscout, Inc., on August 30, 2021, and changed the Company name to Choosii, Inc. on November 9, 2021.

Choosii, Inc. has onboarded a limited number of users since a limited Beta version on iOS testFlight. The Company anticipates increased revenues as it accelerates user activations off its waitlist, and generates more content with more users. The Company expects the aforementioned once it releases an Android application, its iOS application is available in the App Store, and the Company completes its in-platform payment journey to facilitate transactions through the platform.

Since launching its limited beta for iOS, the Company has seen a 12.15% week-over-week user growth.

It is important to note that the Company's minimally viable product was released without all of the features, including sharing, collections, wishlists and payment infrastructure that will be included in the full Beta for iOS and Android. Thus, the current results are not fully representative nor indicative of what investors can expect in the future.

By April 2023, the Company expects to have released its full Beta, complete with sharing, collections, wishlist, payment infrastructure and checkout functionalities - necessary components of the intended Choosii product.

The Company is confident this release will contribute to accelerated user growth and drive increased revenue for our platform.

CASH AND CASH EQUIVALENTS

As of March 8, 2023, the Company had an aggregate of $4,783 in cash and cash equivalents, leaving the Company with approximately 1 month of runway.

The Company expects that the funding raised in this offering will leave an additional 1 month of runway if the minimum campaign goal is met, and another 6 months of runway if the maximum goal is met, as the Company expects costs to rise once the first post-Beta version of the platform is publicly released.

Following the close of this Offering, the Company will continue to seek additional funding of $500,000 from institutional investors.

LIQUIDITY AND CAPITAL RESOURCES

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth under Question 10 of this Offering Statement, which is an indispensable element of our business strategy.

The company currently does not have any additional outside sources of capital other than the proceeds from the Offering and the bootstrapped private funding (founders' contributions) from our CEO and President, Shirley Yu.

VALUATION

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

FINANCIAL MILESTONES

Milestones that the Company sets to achieve in relation to the milestones to be achieved with the funding raised in this Offering are discussed in Question 10 of this Form.

If the Company raises $500,000 from institutional investors, the Company expects to pay off the total of $32,594 in deferred costs, expand our team to allow for a second part-time developer, and pay for and finish development on in-platform payment infrastructure to allow for the facilitation of payments through the platform.

MATERIAL CHANGES AND OTHER INFORMATION

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibits A1 and A2 for unaudited financial statements for Choosii, Inc, and Choosii I, a Series of Launchparty SPV, LLC, respectively.

Financial Information

30. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

Please see Exhibits A1 and A2 for unaudited financial statements for Choosii, Inc, and Choosii I, a Series of Launchparty SPV, LLC, respectively.

31. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    a. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        i. **in connection with the purchase or sale of any security?**
        ii. **involving the making of any false filing with the Commission?**
        iii. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
    b. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        i. **in connection with the purchase or sale of any security?;**
        ii. **involving the making of any false filing with the Commission?**
        iii. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
    c. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        i. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**

        3.   engaging in savings association or credit union activities?

   ii.   **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

d. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**

   i.   **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**

   ii.   **places limitations on the activities, functions or operations of such person?**

   iii.   **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

If Yes to any of the above, explain:

e. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

   i.   **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**

   ii.   **Section 5 of the Securities Act?**

f. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**

g. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**

h. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Choosii, Inc. answers 'NO' to all of the above questions.

Other Material Information

32. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

See Exhibit B for campaign materials.

Ongoing Reporting

33. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's website at: https://choosii.us/

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities;
- or the issuer liquidates or dissolves its business in accordance with state law.